SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                AMENDMENT NO. 5 TO
                                  SCHEDULE 14D-9


                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                             CHEYENNE SOFTWARE, INC.

                            (Name of Subject Company)


                             CHEYENNE SOFTWARE, INC.

                        (Name of Person Filing Statement)

                      COMMON STOCK, PAR VALUE $.01 PER SHARE

            (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                          (Title of Class of Securities)

                                     16688810

                      (CUSIP Number of Class of Securities)

                                 MICHAEL B. ADLER
                                VICE PRESIDENT AND
                                 GENERAL COUNSEL
                             CHEYENNE SOFTWARE, INC.
                                3 EXPRESSWAY PLAZA
                          ROSLYN HEIGHTS, NEW YORK 11577
                                  (516) 465-4000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                     Copy to:

                                  Barry A. Bryer
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                          New York, New York 10019-6150
                                  (212) 403-1000

         This Amendment No. 5 to Schedule 14D-9 Solicitation/ Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (as amended or supplemented from time to time, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on October 11, 1996 by Cheyenne Software, Inc. (the "Company"). This Schedule 14D-9 relates to the tender offer described in the Tender Offer Statement on Schedule 14D-1 dated October 11, 1996 (as amended or supplemented from time to time, the "Schedule 14D-1"), filed by Tse-tsehese-staestse, Inc., a Dela-ware corporation (the "Purchaser"), which is a wholly owned subsidiary of Computer Associates International, Inc., a Dela-ware corporation ("CA"), with the Commission relating to an offer (the "Offer") by the Purchaser to purchase all the issued and outstanding shares of common stock of the Company ("Shares") at a price of $30.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 11, 1996, as amended or supplemented, and the related Letter of Transmittal. All capitalized terms not defined herein have the meaning assigned to them in the
         Schedule 14D-9.


         ITEM 8. Additional Information to be Furnished.

         On November 7, 1996, the Company and CA issued a press release announcing that the Delaware Chancery Court denied a motion to preliminarily enjoin consummation of the Offer and stating that the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, November 8, 1996. A copy of the press release issued by the Company and CA is attached hereto as
         Exhibit 15 and incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibit.








         Item 9. Material to be Filed as Exhibits.

         Exhibit
         Number                    Description

            1      Merger Agreement*
            2      Rights Agreement Amendment*
            3      Opinion of Lazard Freres, dated October 7, 1996
                   (Attached as Annex B to Schedule 14D-9 mailed to
                   stockholders)*
            4      Press Release of the Company and CA, issued
                   October 7, 1996*
            5      Confidentiality Agreement dated October 1, 1996
                   between CA and the Company*
            6      Article Nine of the Restated Certificate of
                   Incorporation of the Company*
            7      Section Seven of the Restated By-Laws of the Company*
            8      Letter dated October 11, 1996 from ReiJane Huai to
                   the stockholders of the  Company (Included with
                   Schedule 14D-9 mailed to stockholders)*
            9      Amended Class Action Complaint in Lia Moskowitz v.
                   ReiJane Huai, et. al. and in Miles Tepper v. ReiJane
                   Huai et. al. filed in the Court of Chancery of the
                   State of Delaware*
           10      Press Release of the Company, issued October 22,
           1996*
           11      Press Release of the Company and CA, issued October
           25, 1996*
           12      Press Release of the Company and CA, issued November
           4, 1996*
           13      Revised Opinion of Lazard Freres, dated as of
           October 7, 1996*
           14      Further Revised Opinion of Lazard Freres, dated as of
           October 7, 1996*
           15      Press Release of the Company and CA, issued November
           7, 1996








         _____________________
         *    Previously filed.



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                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

         November 7, 1996

                                       CHEYENNE SOFTWARE, INC.



                                       By
                                       /s/ Elliott Levine
                                          Name:  Elliot Levine
                                          Title: Executive Vice
                                                 President,
                                                 Senior Financial
                                                 Officer
                                                 and Treasurer































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